UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Equinox Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29446Y502
(CUSIP Number)

Ross Beaty 1130 – 400 Burrard Street Vancouver, BC, V6C 3A6
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29446Y502	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Ross Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,750,542(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,750,542(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,750,542(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
14	TYPE OF REPORTING PERSON IN

(1) Represents (i) 23,988,890 common shares, no par value (the “Common Shares”) of Equinox Gold Corp. (the “Issuer”) held by Ross Beaty, (ii) 49,901 Common Shares issuable on the conversion of restricted stock units (“RSUs”) held by Ross Beaty, (iii) 1,579,751 Common Shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly-owned and controlled by Ross Beaty (“Kestrel”) and (iv) 1,132,000 Common Shares purchased by Kestrel in connection with the Offering (as defined below).

(2) Based on 386,445,809 Common Shares outstanding, calculated as follows, (i) 386,395,908 Common Shares outstanding as of April 26, 2024 plus (ii) 49,901 Common Shares issuable on the conversion of RSUs held by Ross Beaty.

CUSIP No. 29446Y502	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Kestrel Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,711,751
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,711,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,711,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29446Y502	SCHEDULE 13D	Page 4 of 5

Item 1. Security and Issuer.

This amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Schedule 13D filed on March 17, 2020 (the “Original Schedule 13D”) by Ross Beaty and Kestrel Holdings Ltd. This Schedule 13D relates to the Common Shares. The address of the Issuer’s principal executive offices is Suite 1501, 700 West Pender St., Vancouver, BC, V6C 1G8.

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Original Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“The funds used to purchase the Common Shares in the Offering (as defined in Item 5) were derived from investment proceeds.”

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(c) Except for the following transactions, the Reporting Persons have not had any transactions in the Common Shares that were effected during the past 60 days:

On April 26, 2024, the Issuer offered 56,419,000 Common Shares by way of a registered bought deal offering (the “Offering”). Kestrel Holdings Ltd. acquired 1,132,000 Common Shares in the Offering.”

CUSIP No. 29446Y502	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024

/s/ Ross Beaty
ROSS BEATY

KESTREL HOLDINGS LTD.

By:	/s/ Ross Beaty
Name: Ross Beaty Title: President